SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

     INFORMATION  TO  BE  INCLUDED  IN  STATEMENTS  FILED  PURSUANT  TO 13D-1(A)
                AND  AMENDMENTS  THERETO  FILED  PURSUANT  TO  13D-2(A)
                               (AMENDMENT  NO.  2) 1

                       Advanced  Lighting  Technologies,  Inc.
--------------------------------------------------------------------------------
                               (Name  of  Issuer)

                   Common  Stock,  par  value  $.001  per  share
--------------------------------------------------------------------------------
                     (Title  of  Class  of  Securities)

                                 00753C  10  2
                               -----------------
                                (CUSIP  Number)
                                Alan  J.  Ruud
                           9201  Washington  Avenue
                          Racine,  Wisconsin  53406
                               (414)  886-1900
--------------------------------------------------------------------------------
(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               March  19,  2001
                         ----------------------------
            (Date  of  Event  which  Requires  Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                         (Continued on following pages)
                            (Page  1  of  9  Pages)

____________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  00753C  10  2     13D     Page  2  of  9  Pages
-------------------------             -------     ---
1    NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

       Alan  J.  Ruud

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                  (a) [ ]
                                                                  (b) [x]
3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS*

       00 - See Item 3

5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS REQUIRED PURSUANT TO
     ITEMS  2(D)  OR  2(E)                                             [ ]

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

       USA

   NUMBER  OF          7   SOLE VOTING POWER
     SHARES                   3,657,629
  BENEFICIALLY         8   SHARED  VOTING  POWER
    OWNED  BY                 0
  EACH REPORTING       9   SOLE DISPOSITIVE POWER
   PERSON WITH                2,160,486
                      10   SHARED DISPOSITIVE POWER
                              0

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        3,657,629

12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW 11 EXCLUDES CERTAIN SHARES*
                                                                       [ ]

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9
        15.7%

14   TYPE  OF  REPORTING  PERSON*
        IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP  No.  00753C  10  2     13D     Page  3  of  9  Pages
-------------------------             -------     ---
1    NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

       Donald Wandler (as a member of the Voting Trust group)

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                  (a) [ ]
                                                                  (b) [x]
3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS*

       00 - See Item 3

5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS REQUIRED PURSUANT TO
     ITEMS  2(D)  OR  2(E)                                             [ ]

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

       USA

   NUMBER  OF          7   SOLE VOTING POWER
     SHARES                   0
  BENEFICIALLY         8   SHARED  VOTING  POWER
    OWNED  BY                 0
  EACH REPORTING       9   SOLE DISPOSITIVE POWER
   PERSON WITH                571,429
                      10   SHARED DISPOSITIVE POWER
                              0

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        571,429

12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW 11 EXCLUDES CERTAIN SHARES*
                                                                       [ ]

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9
        2.5%

14   TYPE  OF  REPORTING  PERSON*
        IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP  No.  00753C  10  2     13D     Page  4  of  9  Pages
-------------------------             -------     ---
1    NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

       Theodore O. Sokoly (as a member of the Voting Trust group)

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                  (a) [ ]
                                                                  (b) [x]
3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS*

       00 - See Item 3

5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS REQUIRED PURSUANT TO
     ITEMS  2(D)  OR  2(E)                                             [ ]

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

       USA

   NUMBER  OF          7   SOLE VOTING POWER
     SHARES                   0
  BENEFICIALLY         8   SHARED  VOTING  POWER
    OWNED  BY                 0
  EACH REPORTING       9   SOLE DISPOSITIVE POWER
   PERSON WITH                142,857
                      10   SHARED DISPOSITIVE POWER
                              0

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        142,857

12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW 11 EXCLUDES CERTAIN SHARES*
                                                                       [ ]

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9
        0.6%

14   TYPE  OF  REPORTING  PERSON*
        IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP  No.  00753C  10  2     13D     Page  5  of  9  Pages
-------------------------             -------     ---
1    NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

       Christopher A. Ruud (as a member of the Voting Trust group)

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                  (a) [ ]
                                                                  (b) [x]
3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS*

       00 - See Item 3

5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS REQUIRED PURSUANT TO
     ITEMS  2(D)  OR  2(E)                                             [ ]

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

       USA

   NUMBER  OF          7   SOLE VOTING POWER
     SHARES                   0
  BENEFICIALLY         8   SHARED  VOTING  POWER
    OWNED  BY                 0
  EACH REPORTING       9   SOLE DISPOSITIVE POWER
   PERSON WITH                428,571
                      10   SHARED DISPOSITIVE POWER
                              0

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        428,571

12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW 11 EXCLUDES CERTAIN SHARES*
                                                                       [ ]

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9
        1.8%

14   TYPE  OF  REPORTING  PERSON*
        IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP  No.  00753C  10  2     13D     Page  6  of  9  Pages
-------------------------             -------     ---
1    NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

       Cynthia A. Johnson (as a member of the Voting Trust group)

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                  (a) [ ]
                                                                  (b) [x]
3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS*

       00 - See Item 3

5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS REQUIRED PURSUANT TO
     ITEMS  2(D)  OR  2(E)                                             [ ]

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

       USA

   NUMBER  OF          7   SOLE VOTING POWER
     SHARES                   0
  BENEFICIALLY         8   SHARED  VOTING  POWER
    OWNED  BY                 0
  EACH REPORTING       9   SOLE DISPOSITIVE POWER
   PERSON WITH                354,286
                      10   SHARED DISPOSITIVE POWER
                              0

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        354,286

12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW 11 EXCLUDES CERTAIN SHARES*
                                                                       [ ]

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9
        1.5%

14   TYPE  OF  REPORTING  PERSON*
        IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP  No.  00753C  10  2     13D     Page  7  of  9  Pages
-------------------------             -------     ---
          This Amendment No. 2 to Schedule 13D is filed on behalf of certain individuals identified below (the "Reporting Persons") who, pursuant to Rule 13d-5(b)(1), may be deemed as a group to have acquired beneficial ownership of the Common Stock of the Advanced Lighting Technologies, Inc. (the "Company") as a result of such individuals becoming signatories to the Voting Trust Agreement, dated as of January 2, 1998, among the Reporting Persons. This Amendment No. 2 to Schedule 13D amends the Schedule 13D, as amended, which was originally filed on January 12, 1998.

ITEM  2.  IDENTITY  AND  BACKGROUND

          Item  2  is  amended  by  adding  the  following  information:

          On March 15, 2001, Alan J. Ruud purchased 15,000 shares of Common Stock in the open market and on March 16, 2001, Alan J. Ruud purchased 15,000 shares of Common Stock in the open market.

CUSIP  No.  00753C  10  2     13D     Page  8  of  9  Pages
-------------------------             -------     ---
ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER
          -----------------------------------------

          Item  5  is  amended  by  adding  the  following  information:

          Although each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person, pursuant to the Exchange Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 1,497,143 shares of Common Stock, the aggregate number of shares of Common Stock which are subject to the terms of the Voting Trust, representing approximately 6.4% of the outstanding Common Stock as of March 19, 2001. Mr. Alan J. Ruud also beneficially owns 2,160,486 shares of Common Stock not subject to the Voting Trust.

          Each person named in response to Item 2 hereof has, as of March 19, 2001 sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of Common Stock as follows:

          Alan J. Ruud.  Mr. Ruud has the sole power to vote 3,657,629 shares of
          ------------
Common Stock and the sole power to dispose of 2,160,486 shares of Common Stock, which constitutes approximately 15.7% of the outstanding Common Stock in the aggregate, including 10,000 shares subject to currently exercisable stock options and 629 shares in Mr. Ruud's account in the Company's 401(k) Plan.

          Donald  Wandler.  Mr. Wandler has the sole power to dispose of 571,429
          ---------------
shares of Common Stock, which constitutes approximately 2.5% of the outstanding Common Stock.

          Theodore  O.  Sokoly.  Mr.  Sokoly  has  the  sole power to dispose of
          --------------------
142,857 shares of Common Stock, which constitutes approximately 0.6% of the outstanding Common Stock.

          Christopher  A.  Ruud.  Mr.  Ruud  has  the  sole  power to dispose of
          ---------------------
428,571 shares of Common Stock, which constitutes approximately 1.8% of the outstanding Common Stock.

          Cynthia  A.  Johnson.  Ms.  Johnson  has  the sole power to dispose of
          --------------------
354,286 shares of Common Stock, which constitutes approximately 1.5% of the outstanding Common Stock.

CUSIP  No.  00753C  10  2     13D     Page  9  of  9  Pages
-------------------------             -------     ---
          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  March  19,  2001
                                                /s/  Alan  J.  Ruud
                                                -------------------
                                                Alan  J.  Ruud

                                                /s/  Donald  Wandler
                                                --------------------
                                                Donald  Wandler

                                                /s/  Theodore  O.  Sokoly
                                                -------------------------
                                                Theodore  O.  Sokoly

                                                /s/  Christopher  A.  Ruud
                                                --------------------------
                                                Christopher  A.  Ruud

                                                /s/  Cynthia  A.  Johnson
                                                -------------------------
                                                Cynthia  A.  Johnson